FOR MORE INFORMATION:
Haris Tajyar
Investor Relations Intl.
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
DECEMBER 28, 2007
LJ INTERNATIONAL ANNOUNCES FIRST HALF FISCAL 2007 FINANCIAL RESULTS
HONG KONG and LOS ANGELES, December 28, 2007 — LJ International Inc. (LJI) (Nasdaq/GM: JADE), a leading jewelry manufacturer and retailer, today announced financial results for the Company’s first six months ended June 30, 2007.
Revenues for the first six months ended June 30, 2007 totaled $67.16 million, up 34% from $50.10 million in the first six months of 2006. Net income for the first six months ended June 30, 2007 was $1.83 million, or $0.08 per fully diluted share, up 60% on a per-share basis from $0.95 million, or $0.05 per fully diluted share, in the first six months of 2006. The majority of the rise in revenues for the first half of 2007 was primarily due to the growth of LJI’s ENZO retail division, which currently has 93 retail stores in operation across Greater China.
LJI’s overall gross profit in the first six months of 2007 rose to $19.32 million, or 29% of revenues, from $13.10 million, or 26% of revenues, in 2006 primarily as a result of the Company’s higher-margin ENZO revenue mix.
Selling, general and administrative (SG&A) expenses for the first six months of 2007 totaled $15.06 million, up from $10.90 million in the first six months of 2006. The increase was due to increased advertising, rental, staffing and other costs stemming from ENZO’s increased store count as well as higher corporate-level expenses, including legal and professional advisory services.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
[Financial Tables Follow]

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,
	2007	2006
	US$'000	US$'000

Operating revenue	67,156	50,101
Costs of goods sold	(47,838)	(37,001)

Gross profit	19,318	13,100

Selling, general and administrative expenses	(15,057)	(10,904)

Operating income	4,261	2,196

Other revenue and expense
Other revenues	166	346
Interest expenses	(1,596)	(1,404)

Income before income taxes and minority interest	2,831	1,138
Income taxes	(1,000)	(176)

Income before minority interest	1,831	962
Minority interest	(5)	(10)

Net income	1,826	952

Net income used in computing basic and diluted earnings per share	1,826	952

Earnings per share:
Basic	0.08	0.06

Diluted	0.08	0.05

Weighted average number of shares used in calculating diluted earnings per share	22,186,302	17,490,110

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	June 30, 2007	December 31, 2006
	US$’000	US$’000
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	8,499	5,863
Restricted cash	4,083	5,489
Trade receivables, net of allowance for doubtful accounts	20,124	23,894
Derivatives	1,280	3,400
Investment in capital guaranteed fund	2,663	2,596
Inventories	77,397	68,751
Prepayments and other current assets	2,747	3,118

Total current assets	116,793	113,111
Properties held for lease, net	1,319	1,346
Property, plant and equipment, net	8,042	8,412
Due from related parties	21	21
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	127,807	124,522

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,240	1,591
Notes payable	5,707	3,987
Capitalized lease obligation, current portion	95	94
Letters of credit, gold and other loans	18,352	33,423
Derivatives	3,367	6,034
Trade payables	14,186	11,256
Accrued expenses and other payables	5,554	5,509
Income taxes payable	1,555	735
Deferred taxation	348	348

Total current liabilities	51,404	62,977
Notes payable, non-current portion	3,636	1,378
Capitalized lease obligation, non-current portion	225	262

Total liabilities	55,265	64,617

Minority interest	170	166
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued — 21,314,672 shares as of June 30, 2007; 18,977,371 shares as of December 31, 2006	213	190
Additional paid-in capital	51,173	40,456
Accumulated other comprehensive income (loss)	11	(56)
Retained earnings	20,975	19,149

Total stockholders’ equity	72,372	59,739

Total liabilities and stockholders’ equity	127,807	124,522

# # #